FORUM ENERGY TECHNOLOGIES, INC.
10344 Sam Houston Park Drive, Suite 300
Houston, Texas 77064
(281) 949-2500

September 23, 2019
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:    Timothy S. Levenberg

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-233678)

Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above referenced Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”) on September 9, 2019, as amended by Pre-Effective Amendment No. 1 filed with the Commission on September 20, 2019 (the “Registration Statement”), of Forum Energy Technologies, Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on September 24, 2019 or as soon as practicable thereafter.
Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker Botts L.L.P., by calling James B. Marshall at (713) 229-1156.

Very truly yours,
FORUM ENERGY TECHNOLOGIES, INC.

By:     /s/ John C. Ivascu
John C. Ivascu
Senior Vice President, General Counsel and Secretary

cc:    James B. Marshall, Baker Botts L.L.P.